Exhibit 99.h(vi)

March 11, 2008

Baillie Gifford Funds

c/o Baillie Gifford Overseas Limited

Calton Square

1 Greenside Row

Edinburgh, Scotland

United Kingdom EH1 3AN

Re:          Fee Waiver/Expense Reimbursement relating to EAFE Fund

Ladies and Gentlemen:

This is to inform you that Baillie Gifford Overseas Limited (the “Manager”) hereby agrees to reduce the compensation it is entitled to receive under its investment advisory agreement with respect to the EAFE Fund (the “Fund”), a series of the Baillie Gifford Funds (the “Trust”), and/or bear other expenses of the Fund through March 31, 2009 (and any subsequent periods as may be designated by the Manager by written notice to the Trust) to the extent that total annual operating expenses of the Fund, exclusive of interest, taxes and extraordinary expenses, exceed the following annual rates (based on the average daily net assets of the Fund):

EAFE Fund
Class 1	0.98%
Class 2	0.80%
Class 3	0.73%
Class 4	0.70%

For purposes of determining any waiver or expense reimbursement, expenses of the Fund shall not reflect the application of custodial, transfer agency or other credits or expense offset arrangements that may reduce the Fund’s expenses.

We understand and intend that you will rely on this undertaking in preparing and filing Registration Statements for the Trust on behalf of the Fund on Form N-1A with the Securities and Exchange Commission and in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes and expressly permit you to do so.

BAILLIE GIFFORD OVERSEAS LIMITED

By:	/s/ Andrew Telfer
Title: Director